GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.407.4990 gcaruso@loeb.com

Via Edgar

February 1, 2024

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Tim Buchmiller
Dillon Hagius Ibolya Ignat Kevin Vaughn

Re:	Redwoods Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed January 3, 2024 File No. 333-273748

Dear Mr. Buchmiller:

On behalf of our client, Redwoods Acquisition Corp. (“Redwoods” or the “Company”), we hereby provide a response to the comments issued in a letter dated January 16, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment No. 4 to the Registration Statement on Form S-4 that was filed by the Company on January 3, 2024 (the “Amended Registration Statement No. 4”). Concurrently with the submission of this letter, the Company is filing an amendment to the Amended Registration Statement No.4 on Form S-4 (the “Amended Registration Statement No. 5”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement No.4, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Amendment No. 4 to Registration Statement on Form S-4

Company Lock-Up Agreement, page 5

1.	We note you have revised the terms of the Sponsor Support Agreement and now disclose that the Sponsor Support Agreement restricts the ability of Redwoods Insiders to sell, transfer or dispose of, directly or indirectly, its shares of Common Stock converted into or received by such Company Insider as a result of the Merger (the “Sponsor Lock-up”) in the same way as set forth in the lock-up provisions of Redwoods’ final prospectus filed with the U.S. Securities and Exchange Commission on April 1, 2022 (the “Final Prospectus”). Rather than referring investors to a separate filing, please disclose the material terms of the lock-up provisions in your present filing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6, 68 and 191 in accordance with the Staff’s comment.

Executive Compensation, page 154

2.	Please update the disclosure in this section for the last completed fiscal year.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 154 in accordance with the Staff’s comment.

Liquidity and Capital Resources, page 171-172

3.	We note the disclosure removed from this section. To the extent that the Combined Company plans to use a material portion of the funds received from the Business Combination to develop any specific pipeline candidates, please disclose the amounts it expects to allocate to each candidate and specify how far in the development for each of these product candidates it currently expects to reach with these funds.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 173 in accordance with the Staff’s comment.

Exhibits

4.	Please refile your exhibits in the proper text-searchable format. Please refer to Item 301 of Regulation S-T.

Response: The Company acknowledges the Staff’s comment and has refiled the exhibits in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner